Mr. Austin Wood

Ms. Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

September 19, 2022

Re:	Re: Ark7 Properties Plus LLC Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A File No. 024-11869

Dear Mr. Wood and Ms. Long:

On behalf of Ark7 Properties Plus LLC, I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Wednesday, September 21, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Yizhen Zhao

Yizhen Zhao

Chief Executive Officer

Ark7 Properties Plus LLC

cc: Andrew Stephenson

CrowdCheck Law LLP